Filed by WESCO International, Inc.
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Anixter International Inc.
Commission File No.: 333-236307

Excerpts of Q1 Earnings Release Issued by WESCO International, Inc.
April 30, 2020

The following excerpts from WESCO International, Inc.’s earnings release announcing first quarter 2020 results are filed herewith pursuant to Rule 425 under the Securities Act of 1933.

***

Mr. Engel continued, “Integration planning activities for the transformational combination of WESCO and Anixter are accelerating and we are more excited than ever about our opportunity to create the premier electrical and datacom distribution and supply chain services company. Our integration teams, comprising both WESCO and Anixter personnel, are working on numerous value creation initiatives for launch upon closing. We are highly confident in exceeding our three-year cost savings, sales growth and cash generation synergy targets communicated last month. We continue to be on track to close the transaction in the second or third quarter. With the challenging economic cycle we’re facing near term, this strategic combination remains compelling as we’re doubling the size of our company and will transform the new enterprise through execution of the integration plan and delivery of the synergies."

***

The following are results for the three months ended March 31, 2020 compared to the three months ended March 31, 2019:

…

•
Selling, general and administrative expenses were $299.4 million, or 15.2% of net sales, for the first quarter of 2020, compared to $296.6 million, or 15.1% of net sales, for the first quarter of 2019. SG&A expenses for the first quarter of 2020 include $4.6 million of costs related to WESCO's merger with Anixter International, as announced on January 10, 2020. Adjusted for these costs, SG&A expenses were $294.8 million, or 15.0% of net sales, for the first quarter of 2020.

…

Forward-Looking Statements

All statements made herein that are not historical facts should be considered as forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. These statements include, but are not limited to, statements regarding the expected completion and timing of the proposed transaction between WESCO International, Inc. ("WESCO") and Anixter International Inc. ("Anixter"), expected benefits and costs of the proposed transaction, and management plans relating to the proposed transaction, statements that address WESCO's expected future business and financial performance, statements regarding the impact of natural disasters, health epidemics and other outbreaks, especially the outbreak of COVID-19 since December 2019, which may have a material adverse effect on WESCO’s business, results of operations and financial condition, and other statements identified by words such as anticipate, plan, believe, estimate, intend, expect, project, will and similar words, phrases or expressions. These forward-looking statements are based on current expectations and beliefs of WESCO's management as well as assumptions made by, and information currently available to, WESCO's management, current market trends and market conditions and involve risks and uncertainties, many of which are outside of WESCO's and WESCO's management's control, and which may cause actual results to differ materially from those contained in forward-looking statements. Accordingly, you should not place undue reliance on such statements. Certain of these risks are set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, as well as WESCO’s other reports filed with the U.S. Securities and Exchange Commission (the "SEC").

These risks, uncertainties and assumptions also include the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction between WESCO and Anixter that could reduce anticipated benefits or cause the parties to abandon the proposed transaction, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of WESCO's common stock, the risk of any unexpected costs or expenses resulting from the proposed transaction, the risk of any litigation relating to the proposed transaction, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of WESCO or Anixter to retain customers and retain and hire key personnel and maintain relationships with their suppliers, customers and other business relationships and on their operating results and businesses generally, the risk that the pending proposed transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond WESCO's control.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transaction, on each of March 4, 2020 and March 9, 2020, WESCO filed with the SEC an amendment to the registration statement originally filed on February 7, 2020, which includes a prospectus of WESCO and a proxy statement of Anixter, and each party will file other documents regarding the proposed transaction with the SEC. The registration statement was declared effective by the SEC on March 11, 2020 and the proxy statement/prospectus has been mailed to Anixter’s stockholders. INVESTORS AND SECURITY HOLDERS OF WESCO AND ANIXTER ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WESCO, ANIXTER AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and other documents filed with the SEC by WESCO or Anixter through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by WESCO will be available free of charge on WESCO's website at http://wesco.investorroom.com/sec-filings and copies of the documents filed with the SEC by Anixter will be available free of charge on Anixter's website at http://investors.anixter.com/financials/sec-filings.